Exhibit 12.1

	For the Three Months Ended March 31,		For the Year Ended December 31,
(in thousands)	2008	2007	2007	2006	2005	2004	2003
Income before taxes	$(33,076)	$3,372	$12,297	$11,987	$18,870	$13,175	$21,494
Interest on deposits	$9,052	$8,520	$40,302	$26,843	$15,223	$11,813	$13,124
Interest on borrowings	$3,595	$1,776	$10,693	$7,300	$3,529	$2,434	$1,616
Total interest expense	$12,647	$10,296	$50,995	$34,143	$18,752	$14,247	$14,740